UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: January 3, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

INTERTAPE POLYMER GROUP PRESIDENT AND CEO ADOPTS 10b5-1 PLAN

Montreal, Quebec and Bradenton, Florida - January 3, 2013. Gregory A. Yull, President and Chief Executive Officer of Intertape Polymer Group Inc. (TSX: ITP) (“Intertape” or the “Company”), adopted an automatic securities disposition plan (“ASDP”) in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and applicable Canadian provincial securities legislation, including the guidance under Ontario Securities Commission’s Staff Notice 55-701 (the “Canadian Legislation”). Generally, the Canadian Legislation permits insiders to adopt written ASDPs (typically referred to in the United States as “Rule 10b5-1 Plans”) to sell, donate or otherwise transfer shares (including upon exercise of stock options) as provided in the ASDP regardless of any subsequent material non-public information they receive. Once an ASDP is established, the insider is not permitted to exercise any further discretion or influence over how dispositions will occur under the ASDP.

Mr. Yull’s ASDP covers up to 417,073 shares to be acquired through the exercise of stock options which are scheduled to expire in September 2013. The objective of Mr. Yull’s ASDP is to facilitate the cashless exercise of his vested stock options which, as stated, will expire in September 2013 and sell only the number of underlying shares necessary to cover the exercise cost (option price plus any applicable taxes, commissions and fees) resulting from the option exercise. The number of shares to be sold to cover Mr. Yull’s exercise costs are expected to total less than 270,000 and may be sold between May 2013 and September 2013 on the open market at prevailing market prices and subject to minimum price thresholds specified in his plan. The Intertape shares to be sold by Mr. Yull are issuable upon the exercise and vesting of stock options that are expiring during the term of the ASDP.

Transactions under Mr. Yull’s ASDP will be reported on SEDI in accordance with applicable Canadian securities laws. Each such filing will bear a notation to advise readers that the dispositions relate to an ASDP.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 1,800 employees with operations in 19 locations, including 12 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Intertape’s news releases contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in its press releases, including statements regarding our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors” as well as statements located elsewhere in Intertape’s annual report on Form 20-F for the year ended December 31, 2011 and the other factors contained in our filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of the press release. We will not update these statements unless applicable securities laws require us to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000